SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 11, 2022

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•	Nokia completes first phase of share buyback program

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11.11.2022

Nokia Corporation
Stock Exchange Release

11 November 2022 at 21:15 EET

Nokia completes first phase of share buyback program

Espoo, Finland – Nokia Corporation ("Nokia" or the "Company") has now completed the first phase of the share buyback program announced in February 2022. Between 14 February 2022 and 11 November 2022, Nokia repurchased 63,963,583 of its own shares (FI0009000681) at an average price per share of approximately EUR 4.69.

On 3 February 2022, Nokia announced that its Board of Directors is initiating a share buyback program under the authorization granted by Nokia’s Annual General Meeting on 8 April 2021 to return up to EUR 600 million of cash to its shareholders in tranches over a period of two years. The first phase of the share buyback program started on 14 February 2022 with a maximum aggregate purchase price of EUR 300 million. This phase has now been completed.

The purpose of the repurchases is to optimize Nokia's capital structure through the reduction of capital. The Board of Directors of the Company will separately resolve on the cancellation of the repurchased shares.

The repurchases were executed otherwise than in proportion to the existing shareholdings of Nokia's shareholders (directed repurchases) through public trading on the regulated market of Nasdaq Helsinki and selected multilateral trading facilities.

The repurchases reduced the Company’s unrestricted equity by EUR 300,000,000. Nokia Corporation now holds a total of 97,786,461 treasury shares.

Nokia continues to target to return under the buyback program up to EUR 600 million of cash to its shareholders in tranches over a period of two years, subject to continued authorization from the Annual General Meeting.

About Nokia

At Nokia, we create technology that helps the world act together.

As a trusted partner for critical networks, we are committed to innovation and technology leadership across mobile, fixed and cloud networks. We create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Adhering to high standards of integrity and security, we help build the capabilities needed for a more productive, sustainable and inclusive world.

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11.11.2022

Inquiries:

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

David Mulholland, Head of Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2022	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Interim Chief Legal Officer; Corporate